
07072083

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20949


SEC MAIL PROCESSING
RECEIVED
JUN 2 6 2007
WASH. D.C.
160
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D)
OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to ___________.

Commission File Number 33-42942

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AB SKF
S 415-50
Gothenburg, Sweden

An Exhibit Index is included in this Form 11-K

REQUIRED INFORMATION

The SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B (the "Plan") is a plan that is subject to the Employees Retirement Income Security Act of 1974 ("ERISA"), and therefore the Plan is providing, as Exhibit 1 hereto, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements include audited statements of net assets available for benefits at December 31, 2006 and December 31, 2005 and audited statements of changes in net assets available for benefits for the fiscal year ended December 31, 2006.

The Plan financial statements have been examined by Parente Randolph, LLC. A currently dated and manually signed written consent of Parente Randolph, LLC with respect to the Plan financial statements that relate to the fiscal year ended December 31, 2006 which consent is provided as a portion of Exhibit 1 to this annual report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B (the "Plan")

SKF USA Inc.
(Plan Administrator)

By 
Brian J. Duffy
Treasurer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1	Audited financial statements for SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B,
23.1	Consent of Parente Randolph, LLC
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL FOR EMPLOYEES PLAN SINGLE PLAN B

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005
&
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
&
SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

PARENTERANDOLPH

The Power of Ideas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
SKF USA Inc. Pre-Tax Accumulation of
Capital for Employees Plan Single Plan B:

We have audited the accompanying statements of net assets available for benefits of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteRandolph, LLC

Philadelphia, Pennsylvania
June 18, 2007

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN B

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Investments, at fair value	$55,047,281	$52,379,358
Employer contributions receivable	530,957	657,255
Total assets	55,578,238	53,036,613
LIABILITIES	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$55,578,238	$53,036,613

See Notes to Financial Statements

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN B

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Interest and dividends	$ 2,848,356	$ 2,072,509
Net appreciation in fair value of investments	3,548,033	1,427,850
Net investment income	6,396,389	3,500,359
Contributions:		
Participant	2,903,353	3,134,184
Employer	987,052	1,157,164
Total contributions	3,890,405	4,291,348
Transfers in and other additions	35,548	190,436
Total additions	10,322,342	7,982,143
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Benefits paid to participants	7,667,993	4,803,567
Transfers out and other deductions	112,724	172,134
Total deductions	7,780,717	4,975,701
Net increase	2,541,625	3,006,442
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	53,036,613	50,030,171
End of year	$55,578,238	$53,036,613

See Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following description of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan that commenced February 28, 1992, covering hourly non-exempt workers employed at the following SKF USA Inc. (the "Company") locations: SKF/Aeroengine Colebrook Plant, SKF Plain Bearings Colebrook Plant; SKF/Aeroengine Gainesville, Jamestown, Falconer and Charleston Plants; SKF Aiken Plant; SKF Seals Division Elgin, Springfield, Franklin, Seneca, and Hobart Plants, SKF Grafton Plant and Roller Bearing Industries (RBI). Additionally, the following are included: SKF Seals Division Warehouse Employees and Salaried Employees of CR Industries, Inc. of Springfield, South Dakota. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2006, the Plan was amended to comply with updated and revised regulations under Sections 401(k) and 401(m) of the IRC Code.

On June 29, 2005, the Company announced the closing of two of its manufacturing facilities over the next 18 months, Springfield, South Dakota and Aiken, South Carolina. At the Aiken facility, non-vested participants who remain employed on or after January 1, 2006, were granted full and immediate vesting upon employment termination. Accelerated vesting does not apply to participants employed at the Springfield facility as they were fully vested at all times.

CONTRIBUTIONS

Each year, participants may contribute 2% to 50% of pre-tax annual compensation, as defined by the Plan. Participants may also transfer amounts representing eligible distributions from other qualified plans. For nonunion participants only, the Company matches 50% on the first 6% of employee contributions. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, a common/collective trust and AB SKF Company Stock Fund as investment options for participants. Contributions are subject to certain limitations. Each year, certain participants eligible for a Company contribution have their account credited with the contribution after the close of the Plan year. Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participant's earnings. Matching contributions are recorded in the same period. For certain participants, annual Company contributions for a plan year are recorded annually after the close of the plan year and are reported as contributions receivable. The annual Company contribution was $530,957 and $657,255 for the years ended December 31, 2006 and 2005, respectively.

Participant Accounts

Each participant account is credited with the participant's contribution, the participant's share of the Company's contribution, and an allocation of Plan earnings, which is based on the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions, matching contributions, if applicable, and actual earnings thereon. After January 1, 2001, Grafton participants are immediately vested in their voluntary and Company matching contributions and earnings thereon. Grafton pre-January 1, 2001, Company contributions and actual earnings thereon are subject to graduated vesting with 100% vesting after seven years of service. Grafton post-January 1, 2001, Company contributions and Charleston Company contributions are 100% vested after five years of vesting service. Elgin, Hobart, Franklin, and CR Industries of Springfield are immediately vested in Company contributions as soon as the contribution is made to the Plan.

Payment Of Benefits

In event of death, disability, termination or retirement, a participant or beneficiary may elect to receive a lump-sum payment equal to the vested interest in the participant's account, roll over the balance into an IRA or other qualified plan, or leave the balance in the Plan until normal retirement (age 65), if the balance is greater than $5,000. The Plan provides that under certain restricted conditions, participants may withdraw their account balance or portion thereof without penalty, in accordance with the Internal Revenue Code.

PARTICIPANT LOANS

Participants, excluding Elgin, Hobart, Franklin and CR Industries of Springfield, may borrow from their investment fund accounts, a minimum of $1,000 up to a maximum of 50% of their vested account balance or $50,000, whichever is less. A fixed rate of interest adjusted monthly is determined by the prime rate of interest plus 1% (ranging from 5.00% to 10.50% at December 31, 2006) as published on the first of the month in the Wall Street Journal. Interest payments are credited to the participant's account when received. Loans are secured by the balance in the participant's account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The Vanguard Retirement Savings Trust is a common/collective trust that is valued based on a net unit value of the fair value of the underlying investments at year-end as determined by the trustee. The underlying investments are primarily in a pool of investment contracts, which provide for withdrawals at fair value, which approximates contract value. Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The AB SKF Stock Fund is valued based on the quoted market price of the shares of AB SKF's unrestricted "B" stock. Loans to participants are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

FORFEITURES

When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined, represents a forfeiture. Company contributions that are forfeited are used to reduce the amount of future Company contributions. Company contributions were reduced by $0 and $100,196 for 2006 and 2005, respectively, from forfeited non-vested accounts. At December 31, 2006 and 2005, available forfeited non-vested accounts totaled $27,829 and $66,235, respectively, which may be used to reduce future Company contributions.

3. INVESTMENTS

The following presents investments that represent 5% or more the Plan's net assets at December 31:

	2006	2005
Common/Collective Trust,		
Vanguard Retirement Savings Trust	$11,400,126	$12,238,813
Mutual Funds:		
Vanguard PRIMECAP Fund	$11,520,027	$10,888,645
Vanguard Wellington Fund	7,282,260	7,134,894
Vanguard Windsor II Fund	12,493,104	11,824,261

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Mutual Funds	$3,022,821	$1,038,535
AB SKF Stock Fund	525,212	389,315
Total	$3,548,033	$1,427,850

4. Administration Of The Plan

The Company has been designated as the Plan Administrator of the Plan for ERISA purposes. The Board of Directors of the Company has appointed the Vanguard Fiduciary Trust Company as trustee of the Plan and to provide certain record-keeping services.

The Company pays all administrative expenses of the Plan, except for individual loan fees, which are paid by the participant obtaining the loan.

Certain Plan administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant Company contributions become 100% vested in accordance with ERISA provisions.

6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter, dated March 13, 2001, that the Plan is designed in accordance with applicable sections of the *Internal Revenue Code (IRC)*. Although the Plan has been amended since receiving the determination letter, the Plan administrators and tax counsel believe that the Plan is designed and is currently being operated in accordance with the applicable requirements of the *Internal Revenue Code*. As a result, the Plan is qualified and the trust is exempt from taxes.

7. Related Party Transactions

Certain Plan investments are shares of mutual funds and a common/collective trust managed by The Vanguard Group. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

8. Subsequent Event

On March 8, 2007, the Plan was amended to update certain Company contributions to reflect changes made by location as a result of collective bargaining.

SKF USA INC. PACE PLAN B
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN B

EIN: 23-1043740 PLAN NUMBER: 015
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) IDENTITY OF ISSUE	(c) DESCRIPTION OF INVESTMENT	(d) COST	(e) CURRENT VALUE
	Mutual Funds	ABN AMRO:Mid Capital Fund	N/R	$ 33,575
	Mutual Funds	PIMCO Total Return Bond	N/R	41,021
	Mutual Funds	Schroder U.S. Opportunities	N/R	62,963
	Mutual Funds	DWS-RREEF Real Estate Securities Fund	N/R	204,905
*	Mutual Funds	Vanguard 500 Index Fund	N/R	173,135
*	Mutual Funds	Vanguard Developed Markets Index Fund	N/R	1,293,353
*	Mutual Funds	Vanguard Growth Equity Fund	N/R	2,080,384
*	Mutual Funds	Vanguard Mid-Cap Index Fund	N/R	357,532
*	Mutual Funds	Vanguard PRIMECAP Fund	N/R	11,520,027
*	Mutual Funds	Vanguard Small-Capital Index Investment	N/R	1,117,024
*	Mutual Funds	Vanguard Target Retirement 2005	N/R	294
*	Mutual Funds	Vanguard Target Retirement 2015	N/R	740,678
*	Mutual Funds	Vanguard Target Retirement 2025	N/R	714,514
*	Mutual Funds	Vanguard Target Retirement 2035	N/R	150,526
*	Mutual Funds	Vanguard Target Retirement 2045	N/R	60,181
*	Mutual Funds	Vanguard Target Retirement Inc.	N/R	18,417
*	Mutual Funds	Vanguard Total Bond Market Index	N/R	912,627
*	Mutual Funds	Vanguard Wellington Fund	N/R	7,282,260
*	Mutual Funds	Vanguard Windsor II Fund	N/R	12,493,104
*	Common/Collective Trust	Vanguard Retirement Savings Trust	N/R	11,400,126
*	Company Stock Fund	AB SKF Stock Fund	N/R	2,259,312
*	Participant Loans	Loan Fund (Interest rates from 5.0% to 10.5%)	0	2,131,323
		Total Investments		$ 55,047,281

* Party in Interest as defined by ERISA
N/R - Participant directed, cost not required to be reported

See Notes to Financial Statements

PARENTERANDOLPH

The Power of Ideas

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-42942 of Aktiebolaget SKF on Form S-8 of our report dated June 18, 2007, appearing in this Annual Report on Form 11-K of SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B for the year ended December 31, 2006.

Parente Randolph, LLC

Philadelphia, Pennsylvania
June 18, 2007

Exhibit 99.1

STATEMENT IN ACCORDANCE WITH 18 U.S.C. SECTION 1350, AS ENACTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 11-K (the "Annual Report") of the SKF USA Inc. Pre-tax Accumulation of Capital for Employees Single Plan B (the "Plan") for the year ended December 31, 2006 and pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned hereby certifies, as Treasurer of SKF USA Inc. and the Plan Administrator, based on his knowledge that:

1. The Annual Report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));

and

2. The information contained in the Annual Report fairly represents, in all material respects, the financial condition and results of operations of the Plan.

SKF USA INC. PRE-TAX ACUMULATION OF CAPITAL FOR EMPLOYEES SINGLE PLAN B

By: SKF USA INC.,
Plan Administrator

By: 
Brian J. Duffy
Treasurer

Dated: June 21, 2007

Because the Plan is not a corporate issuer, the statements in paragraph 2 above (which are in the form required by 18 U.S.C. Section 1350) refer to the financial condition of the Plan at December 31, 2006, and changes in net assets of the Plan for the year ended December 31, 2006.

A signed original of this written statement has been provided to the Plan administrator and will be retained by the Plan administrator and furnished to the Securities and Exchange Commission or its staff upon request.

END